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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*


                               NovaCare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 669930 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Andrew J. Beck, Esq., Haythe & Curley, 237 Park Avenue, NY, NY 10017,
                               (212) 880-6000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              February 9, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 669930 10 9                                          PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John H. Foster
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             4,484,755
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              859,200
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                      4,484,755
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        859,200
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,343,955
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 669930 10 9                                          Page 3 of 7 Pages




Item 1.          Security and Issuer.

                 This statement relates to the common stock, $.01 par value (the "NovaCare Common Stock"), of NovaCare, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1018 West Ninth Avenue, King of Prussia, Pennsylvania 19406.

Item 2.          Identity and Background.

                 (a)      This statement is filed by John H. Foster.

                 (b) The business address of Mr. Foster is NovaCare, Inc., 1018 West Ninth Avenue, King of Prussia, Pennsylvania 19406.

                 (c) Mr. Foster's present principal occupation is Chairman and Chief Executive Officer of the Issuer.

                 (d) Mr. Foster has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) Mr. Foster has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Foster has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)      Mr. Foster is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

                 On October 20, 1993, the Issuer, NovaCare Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), and RehabClinics, Inc., a Delaware corporation ("RCI"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of RCI by the Issuer through the merger (the "Merger") of Merger Sub into RCI. The Merger was consummated and became effective at the close of business on February 4, 1994. Pursuant to the terms of the Merger Agreement, upon consummation of the Merger each share of common stock, $.01 par value ("RCI Common Stock"), of RCI was

CUSIP NO. 669930 10 9                                          Page 4 of 7 Pages




converted into the right to receive 1.6 shares of NovaCare Common Stock.

                 Immediately prior to the Merger, FC Partners, a general partnership of which Mr. Foster is a general partner, owned 170,666 shares of RCI Common Stock, BDC-III Partners, a general partnership of which Mr. Foster is a general partner, owned 516,787 shares of RCI Common Stock and Investment Partners Limited Partnership, a general partnership of which Mr. Foster is a general partner, owned 37,000 shares of RCI Common Stock. Effective at the Merger, such shares were converted into NovaCare Common Stock and FC Partners, BDC-III Partners and Investment Partners Limited Partnership received 273,065, 826,859 and 59,200 shares of NovaCare Common Stock, respectively. Immediately subsequent to the Merger, FC Partners and BDC-III Partners distributed (the "Distribution") the shares held in their name to their respective general partners. In the Distribution, Mr. Foster received 565,904 shares of NovaCare Common Stock.

                 Prior to the Merger, Business Development Capital Limited Partnership-II, Business Development Capital Limited Partnership-III, Abbingdon Venture Partners Limited Partnership and Abbingdon Venture Partners Limited Partnership-II owned, in the aggregate, warrants to purchase 500,000 shares of RCI Common Stock, which, upon consummation of the Merger, were converted into the right to purchase 800,000 shares of NovaCare Common Stock.


Item 4.          Purpose of Transaction.

                 The shares of NovaCare Common Stock beneficially owned by Mr. Foster were acquired for investment purposes.

                 Mr. Foster may acquire additional shares of NovaCare Common Stock from time to time through exercise of options or warrants granted to him by the Issuer, through employee stock plans or in open market or privately negotiated transactions depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the NovaCare Common Stock, other available investment opportunities, general economic conditions, stock market conditions and other relevant factors.

                 Other than as described above, Mr. Foster does not have any present plans or proposals relating to, or which would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 669930 10 9                                          Page 5 of 7 Pages




Item 5.          Interest in Securities of the Issuer.

                 (a) As of February 9, 1996, Mr. Foster owned beneficially 5,343,955 shares of NovaCare Common Stock. The shares owned by Mr. Foster represent approximately 8.3% of the NovaCare Common Stock.

                 (b) Mr. Foster has the sole power to vote or direct the voting of and dispose of or to direct the disposition of 4,484,755 shares of which 2,090,000 of such shares are issuable pursuant to presently exercisable options held by Mr. Foster. Mr. Foster shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares:

                             (i) 43,157 shares issuable upon the exercise of warrants owned by Business Development Capital Limited Partnership-II, a limited partnership of which Mr. Foster and FC Partners, a general partnership of which Mr. Foster is a partner, are general partners;

                             (ii) 223,069 shares issuable upon the exercise of warrants owned by Business Development Capital Limited Partnership-III, a limited partnership of which BDC-III Partners, a general partnership of which Mr. Foster is a partner, is general partner;

                             (iii) 233,202 shares issuable upon the exercise of
                 warrants owned by Abbingdon Venture Partners Limited Partnership, a limited partnership of which BDC-III Partners is general partner;

                             (iv) 300,572 shares issuable upon the exercise of warrants owned by Abbingdon Venture Partners Limited Partnership-II, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Foster is a partner, is general partner; and

                             (v) 59,200 shares owned by Investment Partners Limited Partnership, a limited partnership of which Mr. Foster is a general partner.

                 Business Development Capital Limited Partnership-II is organized under the laws of the State of Connecticut. Business Development Capital Limited Partnership-III is organized under the laws of the Commonwealth of Massachusetts. Abbingdon Venture Partners Limited Partnership is organized under the laws of the State of Connecticut. Abbingdon Venture Partners Limited Partnership-II is organized under the Laws of the State of

CUSIP NO. 669930 10 9                                          Page 6 of 7 Pages




Delaware. Investment Partners Limited Partnership is organized under the laws of the State of Delaware. Each of the above limited partnerships is an investment partnership. The address of the principal business office of each of the above limited partnerships is c/o Foster Management Company, 1016 West Ninth Avenue, King of Prussia, Pennsylvania 19406. During the last five years, none of such limited partnerships have been convicted in any criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (c) During the past 60 days, Mr. Foster has not effected any transactions in the NovaCare Common Stock.

                 (d)         Not applicable.

                 (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Foster and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits.

                 Not applicable.

CUSIP NO. 669930 10 9                                          Page 7 of 7 Pages





Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:   February 9, 1996




                                                     /s/ Andrew J. Beck
                                              ----------------------------------
                                                         Andrew J. Beck
                                                      Attorney-in-fact for
                                                         John H. Foster

                               POWER OF ATTORNEY

            To Execute Forms, Schedules, Reports and Other Documents
                     Pursuant to Sections 13 and 16 of the
                  Securities Exchange Act of 1934, as Amended,
                              by and on Behalf of

                                 JOHN H. FOSTER


                 Know all by these presents, that I, John H. Foster, hereby constitute and appoint each of Andrew J. Beck and Robert A. Ouimette, severally, my true and lawful attorney-in-fact to:

                 (1) execute for me and on my behalf any and all forms, schedules, reports and other documents relating to my direct or indirect ownership of securities that are required to be filed with the Securities and Exchange Commission pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission;

                 (2) do and perform any and all acts for me and on my behalf which I myself could do, if I were personally present, which may be necessary or desirable to complete the execution of such forms, schedules, reports and other documents and the timely filing thereof; and

                 (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be necessary, it being understood that the documents executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

                 This Power of Attorney shall not be affected by the subsequent disability or incompetence of the principal.

                 To induce any third party to act hereunder, I hereby agree that any third party receiving a duly executed copy or facsimile of this instrument may act hereunder, and that revocation or termination hereof shall be ineffective as to such third party unless and until actual notice or knowledge of such revocation or termination shall have been received by such third party, and I for myself and for my heirs, executors, legal representatives and assigns, hereby agree to indemnify and hold harmless any such third party from and against any and all claims that may arise against such third party by reason of such third party having relied on the provisions of this instrument.

                 IN WITNESS WHEREOF, I have hereunto signed my name as of this 12th day of February, 1993.


                                                /s/ JOHN H. FOSTER
                                          ----------------------------------
                                                    John H. Foster



COMMONWEALTH OF PENNSYLVANIA
                                         ss.:
COUNTY OF MONTGOMERY


                 On the 15th day of February, 1993 before me personally came John H. Foster to me known, and known to me to be the individual described in, and who executed the foregoing instrument, and he acknowledged to me that he executed the same.


                                       /s/ ERMA R. KOSLO
                                      ------------------------
                                           Notary Public



                                 -----------------------------------
                                            NOTARIAL SEAL
                                    ERMA R KOSLO. Notary Public
                                    West Norriton, Montgomery Co.
                                 My Commission Expires Nov. 28. 1994
                                 -----------------------------------